

Mail Stop 4720

March 7, 2017

Via E-mail
Catherine Berman
President, Chief Executive Officer, Co-Founder, Director
CNote Group, Inc.
2323 Broadway
Oakland, CA 94612

> **Re:** **CNote Group, Inc.**
> **Draft Offering Statement on Form 1-A**
> **Submitted February 8, 2017**
> **CIK No. 0001683145**

Dear Ms. Berman:

We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your disclosures on page 34 under "How to Purchase CNote Notes," that an investor's "purchase order will constitute an offer to purchase CNote Notes" and that you "do not process payments from investors until [you] have committed funds to CDFIs," as well as on page 33 that "even if you place a purchase order, you may not receive an allocation of CNote Notes." Please explain how these features comply with Securities Act Rule 251(d)(3)(i)(F) which requires that your offering commence within two calendar days after the qualification date, as well as your disclosures elsewhere that you will offer your securities on a "continuous basis." Please note that you are not eligible to conduct a delayed primary offering on a Form 1-A. Refer to Securities Act Rule 251(d)(3)(i)(A) which permits delayed offerings for securities to be offered or sold

"solely by or on behalf of a person or persons *other than* the issuer, a subsidiary of the issuer, or a person of which the issuer is a subsidiary" [emphasis added].

2.   We note your disclosure on page 3 under "CNote Platform" that you will provide CNote Note investors with "information and borrower stories on loans made and projects funded." Disclosure in the second paragraph on page 22 suggests that in the future an investor may choose to invest in CDFIs operating in a specific geographic location, versus in your "general fund" comprised of CDFIs across the country, and that you will provide risk factor disclosure associated with investing in a particular geography. Future investments to specific CDFIs rather than to your "general fund" appear to contradict the very nature of how you intend to conduct this offering and operate your platform given disclosures such as (i) the notes will be the general obligations of CNote, (ii) the funds will be aggregated through your technology to match them to a particular CFDI loan, and (iii) no CDFI would receive all of an investor's contribution. As you are not eligible to conduct this offering on a delayed basis, please elaborate on the type and timing of this information and tell us why the information that you propose to provide to investors is not information material to an investment decision such that it does not need to be provided in the offering circular.

3.   You certify under Item 2 of Part I of Form 1-A that you are not an investment company registered or required to be registered under the Investment Company Act of 1940 (the "1940 Act"). Please provide an analysis of why the Company does not meet the definition of investment company, particularly under sections 3(a)(1)(A) and 3(a)(1)(C) of the 1940 Act. If you plan to rely on any exclusion from the definition of investment company, please provide an analysis as to why you believe you can rely on the exclusion(s). For example, do you anticipate relying on section 3(c)(7) of the 1940 Act?

4.   We note that throughout your disclosures you refer to your business as "operating an online portal, where investors can manage their accounts…" or that you have "engaged partners on both sides of [y]our platform" and that you have ongoing relationships with a leading financial technology company with an "established Donor Advised Fund" (refer to "Strategic Partnerships" disclosure on page 4). These disclosures, coupled with disclosure that CNote notes may be purchased through management-approved third-party platform partners (refer to page 37 disclosure) suggest that you may be engaging in broker-dealer activities. Please explain or otherwise revise your disclosures throughout the filing to remove such implications.

Preliminary Offering Circular Cover Page

5.   Please disclose how and when the interest rates will be set for your CNote Notes and explain in detail the timing and manner in which you propose to communicate this information to investors prior to them making their investment decision. In this regard we note the fourth paragraph states that the offering circular "describes some of the *general terms* that may apply to the CNote Notes and the *general manner* in which they

may be offered." [emphasis added] Please revise your disclosure to remove any implication that the offering represents a delayed shelf offering and ensure that all of the offering terms, with the exception of Securities Act Rule 253(b) type information, which may be omitted at the time of qualification, are clearly disclosed in the offering circular. For guidance please refer to SEC Release No. 33-9741, and specifically page 133, footnote 484.

6.   We note that the cover page disclosures extend beyond the requirements of Item 1 of Part II on Form 1-A. For example, disclosures such that "CDFIs have proven over the last two decades that they are a successful $100 billion industry" or that "CNote has been successful in co-creating an investment portal that supports the financial integrity …of CDFIs [across the country],… delivering a consumer-friendly product that is accessible and transparent," are not related to the offering terms and represent disclosures which are subjective in their nature. In this regard, we note that CNote has received a going concern opinion and to date has only funded two promissory notes to the same CDFI, Excelsior Growth Fund.

7.   Please disclose whether the annual 2.5%-3% range of interest represents a simple or a compounded interest rate.

8.   With regard to the tabular disclosure related to the offering price and proceeds to the issuer, please provide disclosure also as to the total number of securities issued and total amount of proceeds to the issuer. Refer to Item 1(e) of Part II of Form 1-A.

Offering Circular Summary, page 1

9.   Please prominently disclose that your auditor has raised substantial doubt about the Company's ability to continue as a going concern.

Who We Are, page 1

10.   At the end of the second paragraph you disclose that your investment portal "provides investors or 'good savers' an investment product with quarterly liquidity and 2.5% interest yields." Your "Competitive Strengths" disclosure on page 4 compares CNote Notes' competitive returns with a 3-year CD or Money Market. We note that on your website you describe CNote's platform as the savings accounts of the 21st Century helping savers earn more. Furthermore, one of the FAQs on your website states that the investors' savings would be protected by: "1) Federal and state protection programs that cover all loans associated with CNote and its selected CDFI partners; 2) CDFI Full Recourse Obligation to guarantee investor dollars and repayment; 3) CNote loss reserve." In addition, your website also compares your product to "40x better than the bank." Your disclosures and your website materials appear to compare your investment product to a bank savings account even though these two instruments contain very different risk profiles. Your disclosures and website materials must clearly disclose the differences

between the two to allow an investor to fully understand how an investment in CNote Notes differs from a bank CD or savings account. For example:

- Since the notes represent an unsecured obligation of the company (refer to "Holders of CNote Notes are exposed to the credit risk of the Company" risk factor on page 15), disclosure such as in the last sentence of the second bullet on page 4 suggesting that noteholders will be protected by a full recourse obligation of your CDFI partners appears misleading;

- Statements on your website such as "40x better than a bank return" appear premature. In particular, disclosure of a 2.5% yield with quarterly liquidity for up to 10% of the investor's original principal and accrued interest, and a balloon payment at 30 months subject to a maximum aggregate liquidity amount to be determined by your management, is ambiguous and somewhat contradictory. What is a maximum aggregate liquidity amount? Can management exercise discretion and provide zero liquidity for a given quarter? How can you provide quarterly liquidity of up to 10% of original principal and accrued interest while disclosure at the end of the first paragraph of your "Solution" disclosure indicates that the interest can either be distributed monthly, or re-invested in additional promissory notes? When will the investor be given the opportunity to make a decision on how to receive interest distributions? As you are ineligible to conduct a delayed offering on a Form 1-A, you are not permitted to identify material offering terms at a later time through an offering supplement.

- Statements such as *all* loans associated with CNote are protected by CDFI Federal and state protection programs should be further qualified. Publicly available information indicates that funding of CDFIs' can also be dependent on grants from private philanthropies. In addition, since you have not yet established a loss reserve, investors must be alerted that currently this protection does not exist.

We may have additional comments following the review of your revised disclosures and responses.

11.   To the extent that the CNotes Notes will be amortized over the term of the note, please disclose in an appropriate section of the filing this material aspect of the offering terms, including a qualification that the 2.5% yield would be calculated based on the principal amount of the notes as amortized over time.

Competitive Strengths, page 4

12.   Please delete the implication in the second bullet that noteholders will be protected by a "3rd party insurer." In this regard we note your disclosure on page 23 that you do not currently have, or provide, third-party insurance on your loan products.

Recent Developments, page 6

13.   Please expand your disclosures related to the partnership with "a leading financial technology company" and Donor Advised Funds to contextualize for investors how exactly CNote Notes will be made available as an investment option to the investors, and why CNote Notes are considered a low risk investment option given that you are currently a going concern and have partnered with only one CDFI. In addition, please tell us whether you intend to provide additional disclosure at the time of qualification related to who the leading financial institution or the "established east coast Donor Advised Fund" are.

Risk Factors

Risks Related to Our Company

We rely on both retail and investors and institutional investors to invest in CDFIs, page 12

14.   Please revise the first paragraph of your risk factor disclosure to clearly state that an investment in CNote Notes is currently a risky investment. Similarly, disclosure under "There has been no public market for CNote Notes…" on page 15 should not suggest that the notes may be a liquid investment.

Use of Proceeds, page 18

15.   We note that you expect your offering expenses, operating expenses, and all other corporate expenses to be paid from your operations and other capital you raise. Please disclose whether such funds are firm or contingent. We further note that you "retain sole discretion regarding the use of proceeds." Please prominently disclose, if true, that you maintain the right to change the use of proceeds, including recouping your offering expenses, operating expenses, or other corporate expenses. Please refer to Instructions 5 and 8 to Item 6 of Part II of Form 1-A for further guidance.

About the Platform

Our Solution, page 19

16.   You disclose that you plan to expand your operations to CDFIs that make loans to support schools and affordable housing. In addition, you state that CNote conducts "its own robust audit of each potential CDFI partner's performance, and social impact, over the last 10 years. We further note disclosure under "Our Business" on page 21 states that the CNote CDFI borrower members are required to provide you with audited relevant financial and impact data about their operational and lending activities.

- With about 1,000 CDFIs operating nationwide, please tell us how you plan to target CDFIs that focus on supporting schools and affordable housing. In addition, given that most of the CDFIs are unregulated, non-profit institutions, which are not required to report their performance results on a regular or systematic basis, please expand your disclosure to explain how you will be able to conduct a review of their audited financial statements.

- In choosing CDFIs to partner with, please describe any specific underwriting criteria you will utilize across similarly situated CDFIs or whether management will make these decisions discretionarily. For example, when you describe CDFIs having an average default rate of less than 3% and a net charge off rate of less than 1%, are these rates representative of regulated CDFIs which are required to report their results on a systematic basis, or do these values take into account non-profit and non-reporting CDFIs? Will you be partnering with CDFIs with average default rates or net charge off rates outsides of the bands described above?

- In light of your disclosure that your loans to CDFIs will be used "to invest in pre-vetted small businesses that the CDFIs have underwritten and backed," further expand your disclosure to clarify whether you will have any involvement in the vetting process. If a CDFI has underwritten and backed a small business loan, it would appear that the CDFI would already have a funding in place for that loan commitment. Please explain.

Our Business

Technology and Relationships, page 21

17.   Please explain how you ensure that "no single CDFI receives all of an investor's contribution" when your disclosure on pages 24 and F-10 suggest that you have only originated loans to a single CDFI to date.

18.   In light of your page 19 disclosure that you use technology, data analytics and a proprietary liquidity algorithm to match investor funds and CDFI funding needs, please describe whether this technology is proprietary to you or whether you license it from a third party. To the extent that your technology is covered by the terms of a licensing agreement, briefly disclose the material terms of such agreement.

Our Process, page 21

19.   You state that you plan to aggregate investors' contribution amounts and through your technology algorithm decide how to allocate the aggregated contributions among the different CDFI partners to ensure that investors' capital is properly spread out across CDFIs to maximize diversification for your investors. Given that a CNote Note appears to be a general obligation of your platform and repayment is not tied to the performance

of any specific CDFI loan, it is not clear how such allocation provides diversification. Please revise your disclosures to clarify. In addition, please explain whether aggregation of investor funds has any impact on the platform's or investors' rights or obligations under a particular CNote Note. For example, is a discrete pool of investor funds created to fund particular CDFI loans and repayment of those CDFI loans is used to repay only that discrete pool of investor funds? We may have additional comments following the review of your response and revised disclosures.

Underwriting Process, page 22

20. We note your disclosure that your loans "are typically issued to CDFI borrowers in the form of a master promissory note, which allows them to make multiple requests for capital." Please file a form of the master promissory note as an exhibit to the offering circular.

21. Please disclose any other ways that you issue or plan to issue CDFI loans including, if applicable, to specific borrowers who have been approved for funding by a partnering CDFI. Please also tell us whether there is either a minimum or maximum loan size that may be made to, or accepted by, your CDFI partners. Finally, please expand your disclosure to clearly describe how the CDFI loans will be serviced. For example, will repayments to CNote on the CDFI loans depend on payments received from the small business funded through these CDFI loans?

MD&A

Liquidity and Capital Resources, page 26

22. Please describe the material terms of the "SAFE interests."

The CNote Platform

Establishing an Account, page 32

23. We note that you do not intend to provide investment advice to investors. However, we also note in the FAQs on your website, you state with respect to determining whether CNote is right for you: "If you are in doubt, please email us at support@mycnote.com." In light of this potential inconsistency, please supplementally describe what information might be given to an inquirer and whether any investment advice would be provided. Please also provide your analysis of why you do not meet the definition of an investment adviser.

Establishing an Account, page 32

24.   Please revise the fourth bullet point at the top of page 33 to eliminate the language that
       investors "understand' the risk of investing in the CNote Notes.

Platform Operation, page 34

25.   It appears from your disclosure on pages 4 and 22 that CDFIs operate on your platform
       and you present accredited investors and institutions with loan funding requests from
       CDFIs. Please explain how the CNote Basic website for Regulation A investors will
       differ from your existing platform.

Structure of Investor Accounts and Treatment of Your Balances, page 34

26.   To better understand your role in how the funds are collected through the sale of CNote
       Notes, where the funds are deposited prior to your making a loan to a CDFI, how the
       interest payments on the CNote Notes are managed, or where they are deposited in the
       event of an investor's election to reinvest them, please revise your disclosure to include a
       diagram of the flow of funds capturing the entire cycle of a CNote Note.

Securities Being Offered, page 36

27.   Please disclose that CNote Notes are not transferrable without your express permission.
       In this regard we note you disclosure in the second paragraph on page 32 that selling
       CNote Notes to third parties is prohibited unless expressly permitted by you.

Plan of Distribution

Subscribing for CNote Notes, page 37

28.   We note that you may offer CNote Notes through "management-approved third-party
       platform partners" and "approved partner sites." Please identify these partners in a pre-
       qualification amendment, disclose the nature of their obligations to take securities,
       existence of any material relationships, the discounts or commissions they may receive
       on your securities, and revise your cover page disclosure to identify the use of
       underwriters. Please also explain how the offering procedures of your partners will vary
       from your disclosure concerning the CNote Platform. We may have further comments
       following review of your response. Please see Item 5 of Part II of Form 1-A for
       guidance.

Part III – Exhibits

29.   Please file a form of the subscription agreement that you intend to use for your offering. Refer to Item 17 of Part III of Form 1-A for guidance. In this regard, we note your disclosure in the third bullet point under the "Establishing an Account" heading on page 32.

Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Brian S. Korn, Esq.